Free Writing Prospectus (To the Preliminary Prospectus Supplement dated September 3, 2024)	Filed pursuant to Rule 433 under the Securities Act Registration Statement No. 333-277326

$850,000,000

Term Sheet

6.125% Senior Notes due 2029

Pricing Term Sheet dated September 3, 2024 to the Preliminary Prospectus Supplement of MGM Resorts International dated September 3, 2024. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information therein to the extent it is inconsistent. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein, and the use of proceeds with respect to the increased amount referred to herein will be as described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$850,000,000 aggregate principal amount, which constitutes an increase of $175,000,000 from the Preliminary Prospectus Supplement

Title of Securities:	6.125% Senior Notes due 2029 (the “Notes”)

Maturity:	September 15, 2029

Offering Price:	100.000%, plus accrued interest, if any, from September 17, 2024

Coupon:	6.125%

Yield to Maturity:	6.125%

Gross Proceeds:	$850,000,000

Net Proceeds to Issuer before Estimated Expenses:	$841,619,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2025

Record Dates:	March 1 and September 1

Optional Redemption:	On and after September 15, 2026, the Issuer may on any one or more occasions redeem the Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to the applicable date of redemption, if redeemed during the twelve-month period beginning on September 15 of each of the years indicated below:

Year	Price
2026	103.063%
2027	101.531%
2028 and thereafter	100.000%

In addition, the Issuer may redeem the Notes at its election, in whole or in part, at any time prior to September 15, 2026, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on September 15, 2026) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption.

plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Prior to September 15, 2026, the Issuer may also on any one or more occasions redeem in the aggregate up to 40% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes under the Indenture) with the net cash proceeds of one or more
Equity Offerings, at a redemption price equal to 106.125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable date of redemption;
provided that: (1) at least 50% of the original aggregate principal amount of the Notes remains outstanding after each such redemption; and (2) such redemption occurs within 120 days after the closing of such Equity Offering.

Use of Proceeds:	We intend to use the net proceeds from this offering to (i) repay indebtedness, including our outstanding 5.75% senior notes due 2025, and (ii) pay transaction-related fees and expenses, with the remainder for general corporate purposes. This Pricing Term Sheet shall not constitute a notice of redemption with respect to the 5.75% senior notes due 2025. Any such notice of redemption will be delivered in accordance with the indenture governing the 5.75% senior notes due 2025.

Pending such use, we may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments.

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.

Citizens JMP Securities, LLC
Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

Co-Managers:	Goldman Sachs & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
CBRE Capital Advisors, Inc.
Valtus Capital Group, LLC

Trade Date:	September 3, 2024

Settlement Date:	September 17, 2024 (T+10)

The settlement date of the Notes is expected to be September 17, 2024, the tenth business day following the trade date (such settlement date being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the initial T+10 settlement may be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement, and such purchasers should consult their own advisor.

Distribution:	SEC Registered Offering

CUSIP Number:	552953 CK5

ISIN Number:	US552953CK50

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from BofA Securities, Inc. at dg.prospectus_requests@bofa.com or by calling 1-800-294-1322 (toll-free).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.